February 13, 2019

Peter M. Barbee
Chairman and President
Advance Green Energy, Inc.
523 US Highway 41 South
Inverness, FL 34450

       Re: Advance Green Energy, Inc.
           Amendment 2 to Offering Statement on Form 1-A
           Filed January 14, 2019
           File No. 24-10867

Dear Mr. Barbee:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Offering Statement on Form 1-A filed January 14, 2019

Part I, Item 1, Issuer Information
Contact Information, Address of Principal Executive Offices, page 2

1. You did not amend Part I disclosure on the address of your principal executive offices as you represented in your response to comment 2 in our November 13, 2018 letter. Please revise.
Part I, Item 1, Outstanding Securities
Common Equity, page 4

2. Disclosure that there are 1,362,786,900 common equity units outstanding is inconsistent with revised disclosure under "The Offering" on page 4 of Part II that there are
       1,390,110,900 shares of common stock outstanding before the offering. Please revise Part
 Peter M. Barbee
FirstName LastNamePeter M. Barbee
Advance Green Energy, Inc.
Comapany NameAdvance Green Energy, Inc.
February 13, 2019
February 13, 2019 Page 2
Page 2
FirstName LastName
         I disclosure so that it is consistent with Part II disclosure.
Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed
Offerings
Number of securities of that class outstanding, page 6

3. Disclosure that there are 1,362,786,900 shares of Class A common stock outstanding is inconsistent with the revised disclosure under "The Offering" on page 4 of Part II that there are 1,040,110,900 shares of Class A common stock outstanding. Please revise Part I disclosure so that it is consistent with Part II disclosure.
General

4. Please review your filing for accuracy to correct any errors. For example, on page 23 you disclose that as of September 30, 2018, you had cash on hand of $15,240, but this amount reflects the cash balance as of June 30 2018. You also disclose on page 23 that from
         December 31, 2017, through September 30, 2018, you used $158,352 of cash in operating activities. This amount, however, is also from the June 30, 2018, financial statements.
Cover Page of Offering Circular, page 1

5. You deleted identification of the disclosure format that you are using required by Part
         II(a)(1)(ii) of Form 1-A. Refer to comment 2 in our August 6, 2018 letter, and revise.
Our Business, page 25

6. Your revised disclosure in response to comment 8 in our November 13, 2018 letter continues to suggest or imply that you are not in the development stage and that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise.
FUTT-14TM, page 28

7. Since you deleted disclosures relating to product tests in response to comments 9 and 10 in our November 13, 2018 letter, please delete the reference to Western Kentucky
         University's Institute for Combustion Science on page 28. Additionally, delete the reference to the testing of your products at Western Kentucky University under "Doctor
         Yan Cao" on page 34.
Experts, page 44

8. You disclose that your financial statements as of September 30, 2018 were audited. It appears, however, based on the index to the financial statements on page F-1, that these financial statements are unaudited. Please amend your filing to correct.
Exhibit 6.12, page 17
 Peter M. Barbee
Advance Green Energy, Inc.
February 13, 2019
Page 3
9. You did not file Exhibit A as you represented in your response to comment 15 in our
         November 13, 2018 letter. Please refile Exhibit 6.12, including Exhibit A, in its entirety.
Exhibit 11.1, page 1

10. Please have your auditor amend the consent to acknowledge the reference to it under the
         caption ``Experts   on page 44 of the filing. Refer to Section 11 in
Item 17 of Form 1-A
         for guidance.
        You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNamePeter M. Barbee
                                                               Division of
Corporation Finance
Comapany NameAdvance Green Energy, Inc.
                                                               Office of
Manufacturing and
February 13, 2019 Page 3                                       Construction
FirstName LastName